Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

March 22, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Ms. Celeste M. Murphy
Ms. Kate Beukenkamp
Mr. Joseph Cascarano
Mr. Robert Littlepage

Re:	Millennial Media, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 15, 2012
File No. 333-178909

Ladies and Gentlemen:

On behalf of Millennial Media, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated March 20, 2012 with respect to Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1, Registration No. 333-178909 (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgment and Estimates

Stock Based Compensation, page 55

1.                                      Please revise your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of the January 2012 grant, and other subsequent equity related issuance, if any. This reconciliation should describe significant intervening events and milestones within the company as well as changes in assumptions that explain the increase in the fair value of your common stock up to the filing of the registration statement.

Response to Comment 1:

The Company respectfully submits that it believes the existing disclosure on page 67 of Amendment No. 4 accurately reflects the significant factors used in determining the estimated IPO price range and that additional amendment of such disclosure would not be beneficial to readers.  The estimated IPO price range was determined based on discussions and negotiations with the underwriters.  In the course of the negotiations, neither the Company nor the underwriters gave specific consideration to “bringing down” the December 31, 2011 valuation or the assumptions underlying that valuation in arriving at the estimate.  Accordingly, the Company believes it would be inappropriate and likely inaccurate to attempt to quantify how any of these assumptions were necessarily considered in the final determination of the estimated IPO price range.  Other than the increased imminence of the Company’s IPO as described on page 67 of Amendment No. 4, there were not any significant intervening events or milestones within the Company that occurred subsequent to the December 31 valuation (or subsequent to the January 2012 option grants, the last equity-related issuance the Company expects to make prior to the offering) that the Company believes would have reasonably affected the determination of the estimated IPO price range had the Company and the underwriters sought to bring down such valuation.

Notwithstanding that the December 31 valuation did not play a role in the determination of the estimated IPO price range, the Company believes the resulting estimated IPO price range is consistent with that valuation.  The Company advises the Staff that the primary reason for the difference between the estimated IPO price range of $9 to $11 per share and the December 31 valuation of $6.00 per share is that the estimated IPO price range necessarily assumes that the Company’s IPO will occur and that a public market for the Company’s common stock will be created for the purchasers in the IPO.  Accordingly, the IPO price range estimate does not reflect alternative scenarios, such as the private company scenario described in the December 31 valuation, or any marketability or illiquidity discount for the Company’s common stock, such as had been appropriately taken into account in the December 31 valuation.  As described on page 67 of Amendment No. 4, the IPO scenario in the December 31 valuation resulted in a value of $9.76 per share after giving effect to a 15% liquidity discount.  This would have implied an IPO price of $11.48 per share on a liquid basis.  Although this implied price is slightly higher than the high end of the estimated range presented in Amendment No. 4, the Company believes that it is materially consistent with the estimated IPO range.

Audited Financial Statements for the Years ended December 31, 2011 and 2010

Notes to Consolidated Financial Statements, page F-8

2.                                      Please tell us and confirm whether you have evaluated all events subsequent to the balance sheet date through the date of issuance of your consolidated financial statements, and whether you have determined if there are any events that require disclosure under ASC 855.

Response to Comment 2:

The Company advises the Staff that it has evaluated all events subsequent to December 31, 2011 through the date of issuance of the consolidated financial statements and has determined that there were no events requiring disclosure under ASC 855.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning Amendment No. 4 or the Registration Statement generally to (703) 456-8100 and direct any questions or comments concerning Amendment No. 4, the Registration Statement or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Paul J. Palmieri, Millennial Media, Inc.
Ho Shin, Millennial Media, Inc.
Ryan E. Naftulin, Cooley LLP
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, P.C.